November 5, 2013

BY EDGAR

David L. Orlic
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:Ashford Hospitality Trust: PREC14A filed by UNITE HERE

Dear Mr. Orlic:

Thank you for the Staff comments but given the recent announcement of a November 19th distribution date, this is to advise you that UNITE HERE is not going to proceed with soliciting proxies here as there is not enough time to have a meeting before the new stock is distributed.

Sincerely,

Andrew J. Kahn
Attorney for UNITE HERE

AJK:ja